EXHIBIT 99.2
                                                                    ------------

                                                           [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]
--------------------------------------------------------------------------------
NEWS RELEASE
January 5, 2006

                           ARC ENERGY TRUST ANNOUNCES
             APPOINTMENT OF NEW DIRECTOR TO ITS BOARD OF DIRECTORS
--------------------------------------------------------------------------------

CALGARY, JANUARY 5, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or "the Trust" is pleased to announce the appointment of Mr. Herb Pinder to its Board of Directors. Mr. Pinder brings an extensive business background to ARC covering several industries and a broad knowledge of corporate governance gained through his experience as a director on various public company boards over the last twenty years.

Mr. Pinder holds a Bachelor of Arts degree from the University of Saskatchewan, an LL.B from the University of Manitoba and an MBA from Harvard University Graduate School of Business. He became a member of the Law Society of Saskatchewan in 1971. Currently, Mr. Pinder is the President of the Goal Group, a private equity management firm located in Saskatoon, Saskatchewan. He is a director of the Saskatchewan Wheat Pool and C1 Energy Ltd., as well as several private companies. Mr. Pinder also serves as a director of the C.D. Howe Institute and as a Trustee of the Fraser Institute.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                       www.arcenergytrust.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600               Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9